October 7, 2013

Via EDGAR

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	LMI Aerospace, Inc.
Form 10-K for the year ended December 31, 2012 filed March 15, 2013
File No. 000-24293

On behalf of LMI Aerospace, Inc. (the “Company”), I submit the Company’s response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 24, 2013 relating to the Company’s Form 10-K for fiscal year ended December 31, 2012 filed March 15, 2013 (“Form 10-K”). For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the Company's responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 27

1.	In order to better assist readers of your financial statements with understanding your business, please revise your results of operations discussion to describe the types of cost (e.g. rent, salaries, depreciation, etc...) which comprise the income statement captions costs of sales and sales, general and administrative expenses and other charges as it is unclear from your current MD&A disclosures. Refer to Item 303(A)(3)(i) of Regulation S-K.

Response:
We believe the types of cost that comprise costs of goods sold and selling, general and administrative expenses, as disclosed in our prior filings, are of the customary type for a business such as ours.  However, as we reevaluate our disclosure in light of the Staff’s comment, we will include enhanced disclosure in the MD&A section of our future filings.

Below is a draft of our model disclosure, based on fiscal 2012 actual results, that is indicative of the disclosure we would add to our future MD&As.

“Cost of goods sold for the Aerostructures segment consists primarily of direct labor, materials, subcontract costs and manufacturing overhead, including indirect labor costs, depreciation, rent, supplies and other indirect costs.  Cost of goods sold for the Engineering Services segment consists primarily of direct labor, subcontract costs and overhead, including rent, maintenance, and indirect costs.  Selling, general and administrative expenses for both segments consist primarily of labor, rent, depreciation and amortization, professional services and other administrative expenses.”

2.	We note the brevity of your discussion of the changes in cost of goods sold despite of the fact that such costs comprise a significant portion of the Company’s total operating expenses. In this regard, we believe you should significantly expand your discussion of cost of sales in light of their overall significance and impact on the company’s profitability levels on both a consolidated basis and at the segment level. Your revised discussion should quantify and discuss the impact of each significant component of cost of sales that cause cost of sales to materially vary from period to period. The disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating profits. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). As part of your response, please provide us with a copy of your intended revised disclosures.

Response:
Our practice is to disclose significant gross changes that arise during the year within the various components of cost of goods sold. For the year ended December 31, 2012 as compared to the year ended December 31, 2011, cost of goods sold for the Aerostructures segment increased $3.9 million or 3.1%. For the year ended December 31, 2011 as compared to the year ended December 31, 2010, cost of goods sold for the Aerostructures segment increased $12.6 million or 11.4%. These increases in cost of goods sold were primarily driven by increases in sales volume of 4.1% and 12.5% for the years ended December 31, 2012 and 2011, respectively, as opposed to a change in any component of cost of goods sold.  As a result, we do not believe any changes within the components of cost of goods sold were material for disclosure for either period.

In future periods, we will appropriately disclose if a material fluctuation in one of the major categories of cost of goods sold occurs or if we have a material impact from an inventory disposition, lower of cost or market charges, cumulative catch-up adjustments on percentage of completion contracts and costs associated with abnormally low production.

In the Engineering Services segment, other than the items disclosed in our previous filings, there were no other material changes to the components of cost of goods sold.

Critical Accounting Estimates, page 36

3.	We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section, and what was included in prior Forms 10-K. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Considering the material increase in goodwill and intangible assets during 2012 that nearly comprise half of your total assets, we believe this section should be enhanced significantly to focus on the sensitivity aspects of this analysis and to address management’s assumptions and judgments with respect to not only the impairment analysis but the useful lives and amortization methodologies. Please revise accordingly.

Response:
In light of the Staff’s comment, we will enhance our disclosure in our MD&As contained in future filings to incorporate the comment.

With regard to finite lived intangible assets, we will revise our current disclosure in future filings to state the following:

“Events or changes in circumstances, including loss of a significant customer, a significant decrease in the level of business with a customer or a long-term contract not being extended, would indicate that the carrying amount  of any of these intangible assets may not be recoverable and a change in the remaining useful life could be required.  If that is the case an undiscounted cash flow test will be performed and, if necessary, an impairment charge will be recognized for the amount by which the carrying amount of these assets exceeds its fair value.”

The useful lives of our intangible assets are disclosed in the fourth paragraph down on page 37 of the Form 10-K.  We will enhance this disclosure in future filings to include the following:  “The assumptions and judgments used in determining the useful lives of the intangible assets included the period of time over which the Company expects to use the asset, expected duration of revenue that will be generated from the asset and how relationships with customers will create future propensity to purchase services from the Company.”

In future filings, we will also include disclosure of the amortization methods selected and the assumptions and judgments behind the method.  Specifically, we will disclose the following: “Valent intangible assets are amortized on the straight-line method.  All other remaining intangible assets are not material.”

Liquidity and Capital Resources, page 35

4.	We note your disclosure that during the fourth quarter of 2012 you entered into a credit agreement to provide new senior secured credit facilities to finance the Valent acquisition, refinance existing debt, and fund working capital requirements. We further note that the credit agreement contains certain restrictive covenants, including your ability to pay dividends. In this regard, please revise your notes to the financial statements to disclose the restrictions imposed by the credit agreement on your ability to pay dividends in accordance with the disclosure requirements of Rule 4-08(e) of Regulation S-X.

Response:
Per page 24 of the Form 10-K, under the section entitled “Dividends” in Item 5 – Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, we disclose that we have not historically declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.  We also state on page 24 that our credit facilities prohibit us from declaring a dividend with respect to our common stock   However, as we reevaluate our disclosure in light of the Staff’s comment, we will revise our MD&A disclosure in future filings to clarify that we are prohibited from paying dividends within our credit agreement.  Below is a draft of our model disclosure that is indicative of the disclosure we will add to future filings:

“The credit agreement for our revolving credit facility and term loan requires us to maintain both a certain leverage ratio and interest coverage ratio on a quarterly basis as well as compliance with various restrictive covenants that limit our ability to incur additional debt, guarantee debt or obligations, create liens, enter into certain merger, consolidation or other reorganization transactions, make investments, sell, lease or transfer our assets and enter into transactions with our affiliates and prohibit our ability to pay dividends.”

Note 1. Accounting Policies, page 45 Revenue Recognition, page 45

5.	We note that for your long-term fixed price design and construction contracts, you apply the percentage of completion method of contract accounting and that the cost-to-cost method is used to measure progress toward completion. Please clarify for us and revise your notes to discuss how changes to your estimates, favorable or unfavorable, are recognized within your financial statements. We note your disclosure that no loss under the cost to cost method of accounting was recognized in any of the periods presented; however, it is unclear whether you had any material revisions of estimates to your long-term fixed-priced contracts during any of the periods presented in your financial statements. Please advise and if material, quantify the impact the changes in estimates on your results of operations for each period presented. Refer to ASC 605-35-50-9.

Response:
Historically, to the extent that revisions of estimates on our long-term fixed-priced contracts had a material impact on revenue and/or gross margin, we included discussion on the impact within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the relevant period’s filing.  As a percentage of consolidated revenue, revenue recorded under the percentage-of-completion accounting method was 7.3%, 10.5% and 10.5% for the fiscal years ended December 31, 2012, 2011 and 2010, respectively.  Below is a draft of our model disclosure, based on 2012 actual results, that is indicative of the disclosure we would add to future MD&As to address the comment in the event of material revisions of estimates:

“Cumulative catch-up adjustments had the following impacts to operating income for the periods presented:

	In thousands
	Fiscal Years Ended
	2012	2011	2010
Favorable adjustments	617	126	414
Unfavorable adjustments	(616)	(1,439)	(349)
Net operating income adjustments	1	(1,313)	65

In addition, we will replace the sentence stating, “No such loss was recognized in 2012, 2011, or 2010.” with “The Company has no long-term contracts recognized under the cost-to-cost method that are in a cumulative loss position.  We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition topic of the FASB ASC.”

Note 2. Acquisitions, page 48

6.	We note that with respect to the Valent Aerostructures (Valent) acquisition, your allocation of intangible assets is primarily related to customer relationships of $45,600 million. Please tell us and revise your goodwill and intangible assets footnote on page 52 to disclose the method of amortization for your intangible assets with finite useful lives. Pursuant to ASC 350-30-35-6 the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method should be used. As part of your response to us, please explain your basis for the amortization method selected.

Response:
With respect to the Valent Aerostructures acquisition, for our three separate customer relationship intangible assets, we utilized a weighted average useful life of 20.3 years amortized on a straight-line method.  The straight-line method is expected to approximate the pattern of economic benefit of each intangible asset of Valent.

Refer to the response to comment #3 above for the additional disclosure that will be added to disclose the method of amortization for the finite lived intangible assets.

7.	Furthermore, we note from your preliminary purchase price allocation for Valent that no amount(s) has been allocated to customer contracts intangible assets. Your disclosure on page 48 indicates that Valent is a provider of complex sub-assemblies and machined parts to airframe manufacturers in the commercial, business and regional and military industries. We further note from page 15 that Spirit is Valent’s largest customer and is expected to contribute approximately 30% of Valent’s 2013 revenues. Given the nature and complexity of Valent’s business and products, we would expect as part of their customary business practice that they have contractual agreements in place, especially with larger customers. In light of the aforementioned factors, please explain to us why it appears that no amount(s) has been allocated to customer contracts separate from customer relationship intangible asset of $45,600. We may have further comment upon receipt of your response.

Response:
Valent does have an ongoing contract in place with Spirit AeroSystems. However, consistent with customary practice in the aerospace industry, and as disclosed in the Risk Factors section on p. 15 of our Form 10-K under the caption, “Sales to a limited number of customers represent a significant portion of our revenues, and any long-term agreements with these customers are generally terminable upon written notice,” the terms of the contract do not provide for any minimum volumes to be ordered and include a termination for convenience clause in favor of the customer whereby the customer can exit the relationship with minimal notice. Given the contract with Spirit AeroSystems can be terminated at any time, we manage the customer contract-in-place and the customer relationship as an aggregate  asset, and we believe the value of the contract-in-place is not separable from the value of the long-standing customer relationship asset.

As noted in our response to comment #6, the customer relationship with Spirit AeroSystems intangible asset was valued separately from Valent’s other customer relationship intangible assets.  As part of the valuation of Valent’s customer relationship with Spirit AeroSystems intangible asset, the contractual nature of the relationship was considered and incorporated into the valuation.  The contractual nature of the relationship was a factor in the selected discount rate (used in the multi-period excess earnings method), although the significance of the contract was modest due to the aforementioned contract provisions that provide no meaningful assurances of future business under the contract (i.e., no minimum volumes, and termination for convenience clause).  These contractual provisions coupled with our review of historical contract renewal rates led to the life ultimately determined for the intangible asset.

Note 18. Quarterly Financial Data, page 60

8.	Please revise to ensure that you include disclosure of all effects of unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are material to the results for the quarters presented. For example, we note an impairment loss of $1,163 was recognized during first quarter of 2011 as a result of a failure to conclude a possible sale of a product line; however, we note no discussion. Refer to guidance in Item 302(A)(3) of Regulation S-K.

Response:
In future filings, we will include a footnote to the table within the disclosure for each unusual or infrequently occurring item.  Specifically, in our Form 10-K for the year ended December 31, 2013, we will include footnotes on the impairment loss of $1,163 recognized during the first quarter of 2011, the contingent consideration write-off of $1,235 recognized during the first quarter of 2011, the contingent consideration write-off of $7,950 recognized during the second quarter of 2013, the intangible asset impairment of $4,222 recognized during the second quarter of 2013 and any other unusual or infrequently occurring items that arise for the remainder of 2013.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Per our responses provided above, while more descriptive, we do not believe that any of these enhanced disclosures are significant enough to warrant amending our previous filings and, we will incorporate the comments into future filings.  If you have any questions or comments in connection with any of the foregoing, please contact me at 636-916-2150.

Very truly yours,

/s/ Lawrence E. Dickinson

Lawrence E. Dickinson
Chief Financial Officer